UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Biomet, Inc.

(Name of Subject Company (Issuer))

Biomet, Inc. (successor to LVB Acquisition Merger Sub, Inc.)

LVB Acquisition, Inc. (successor to LVB Acquisition, LLC)

LVB Acquisition Holding, LLC

Blackstone Capital Partners V L.P.

Blackstone Management Associates V L.L.C.

Goldman, Sachs Management GP GmbH

GS Advisors VI, L.L.C.

GS Capital Partners VI Parallel, L.P.

GS Capital Partners VI GmbH & Co. KG

GS Capital Partners VI Fund, L.P.

GS Capital Partners VI Offshore Fund, L.P.

GSCP VI Advisors, L.L.C.

GSCP VI Offshore Advisors, L.L.C.

KKR 2006 Fund L.P.

KKR 2006 GP LLC

TPG Partners V, L.P.

TPG Advisors V, Inc.

(Names of Filing Persons (Offerors))

Common Shares, without par value

(Title of Class of Securities)

090613100

(CUSIP Number of Class of Securities)

Robert P. Davis, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,757,435,504	$360,953.27

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 255,596,424 common shares, without par value, of Biomet, Inc. outstanding on a fully diluted basis, consisting of: (a) 245,666,581 common shares issued and outstanding, and (b) 9,929,843 common shares issuable on or before expiration of the offer pursuant to existing stock options, and (ii) the tender offer price of $46.00 per Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,166,700.74	Filing Party: Biomet, Inc.
Form or Registration No.: Preliminary Schedule 14A	Date Filed: January 31, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 13, 2007, as amended on July 12, 2007 (the “Schedule TO”), by LVB Acquisition Merger Sub, Inc. (“Purchaser”), LVB Acquisition, LLC (“LVB”), LVB Acquisition Holding, LLC, Blackstone Capital Partners V L.P., Blackstone Management Associates V L.L.C., Goldman, Sachs Management GP GmbH, GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GSCP VI Advisors, L.L.C., GSCP VI Offshore Advisors, L.L.C., KKR 2006 Fund L.P., KKR 2006 GP LLC, TPG Partners V, L.P., and TPG Advisors V, Inc. This Amendment No. 2 is being filed on behalf of Biomet, Inc. (as successor to LVB Acquisition Merger Sub, Inc.) and LVB Acquisition, Inc. (as successor to LVB Acquisition, LLC).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“(b)(1)(B)	Third Amended and Restated Commitment Letter, dated as of June 12, 2007, from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A., Goldman Sachs Credit Partners L.P., Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capital Corporation, Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Wachovia Investment Holdings, LLC to LVB (unredacted version).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOMET, INC.

By:	/s/ Bradley J. Tandy
Name:	Bradley J. Tandy
Title:	Senior Vice President, General Counsel and Secretary

LVB ACQUISITION, INC.

By:	/s/ Bradley J. Tandy
Name:	Bradley J. Tandy
Title:	Senior Vice President and General Counsel

LVB ACQUISITION HOLDING, LLC

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	Co-President

BLACKSTONE CAPITAL PARTNERS V L.P.

By:	Blackstone Management Associates V L.L.C., its general partner

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	Member

BLACKSTONE MANAGEMENT ASSOCIATES V L.L.C.

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	Member

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	GS Advisors VI, L.L.C., its general partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Authorized Signatory

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	GS Advisors VI, L.L.C., its managing limited partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

GS CAPITAL PARTNERS VI FUND, L.P.

By:	GSCP VI Advisors, L.L.C., its general partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	GSCP VI Offshore Advisors, L.L.C., its general partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

GS ADVISORS VI, L.L.C.

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

GSCP VI ADVISORS, L.L.C.

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Authorized Signatory

GSCP VI OFFSHORE ADVISORS, L.L.C.

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ William Janetschek
Name:	William Janetschek
Title:	Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ William Janetschek
Name:	William Janetschek
Title:	Chief Financial Officer

TPG PARTNERS V, L.P.

By:	TPG GenPar V, L.P., its general partner

By:	TPG Advisors V, Inc., its general partner

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

TPG ADVISORS V, INC.

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

Dated: October 25, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 13, 2007.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Form of Letter to Participants in Biomet’s 401k Retirement and Savings Plan.*

(a)(1)(G)	Trustee Direction Form.*

(a)(1)(H)	Text of press release issued by The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., TPG Capital, L.P. and Biomet on December 18, 2006 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Biomet, Inc. on December 18, 2006).

(a)(1)(I)	Text of press release issued by Biomet on February 20, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Biomet, Inc. on February 20, 2007).

(a)(1)(J)	Text of press release issued by Purchaser, LVB and Biomet on June 7, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Biomet, Inc. on June 7, 2007).

(a)(1)(K)	Form of summary advertisement, published June 13, 2007.*

(a)(1)(L)	Text of press release issued by LVB and Purchaser on June 13, 2007.*

(a)(1)(M)	Text of press release issued by LVB and Purchaser on July 12, 2007.**

(b)(1)(A)	Third Amended and Restated Commitment Letter, dated as of June 12, 2007, from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A., Goldman Sachs Credit Partners L.P., Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capital Corporation, Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Wachovia Investment Holdings, LLC to LVB.*

(b)(1)(B)	Third Amended and Restated Commitment Letter, dated as of June 12, 2007, from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A., Goldman Sachs Credit Partners L.P., Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capital Corporation, Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Wachovia Investment Holdings, LLC to LVB (unredacted version).

(d)(1)(A)	Agreement and Plan of Merger, dated as of December 18, 2006 (amended and restated as of June 7, 2007), among Biomet, Purchaser and LVB (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Biomet, Inc. on June 7, 2007).

(d)(1)(B)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Blackstone Management Partners V L.L.C.*

(d)(1)(C)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Kohlberg Kravis Roberts & Co. L.P.*

(d)(1)(D)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and GS Capital Partners VI, L.P.*

(d)(1)(E)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Texas Pacific Group.*

(d)(1)(F)	Limited Guarantee from Blackstone Capital Partners V L.P., dated June 7, 2007.*

(d)(1)(G)	Limited Guarantee from GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P., dated June 7, 2007.*

(d)(1)(H)	Limited Guarantee from KKR 2006 Fund L.P., dated June 7, 2007.*

(d)(1)(I)	Limited Guarantee from TPG Partners V, L.P., dated June 7, 2007.*

(d)(1)(J)	Voting Agreement, dated as of June 6, 2007, among LVB, Dane A. Miller, Ph.D and Mary Louise Miller.*

(d)(1)(K)	Amended and Restated Interim Sponsors Agreement, dated as of June 7, 2007, by and among LVB Acquisition Holding, LLC, Blackstone Capital Partners V L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P., KKR 2006 Fund L.P. and TPG Partners V, L.P.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on June 13, 2007 as an exhibit to the Schedule TO.

**	Previously filed on July 12, 2007 as an exhibit to the Schedule TO.